UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 001-37997

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D

☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2016

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☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Sachem Capital Corp.

Full Name of Registrant

Not Applicable

Former Name if Applicable

23 Laurel Street

Address of Principal Executive Office (Street and Number)

Branford, CT 06405

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the registrant’s Annual Report on form 10-K for the year ended December 31, 2016 (the “Annual Report”) has been delayed because the compilation, dissemination and review of the information required to be presented in the Annual Report has imposed time constraints that have rendered timely filing of the Annual Report impracticable without unreasonable effort or expense to the registrant. This situation arose as a direct result of the fact that the registrant’s registration statement on Form 8-A did not become effective until February 9, 2017, the same day its registration statement on Form S-11 was declared effective. The registrant believes that the Annual Report will be filed by available for filing on or before April 17, 2017.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John C. Villano	(203) 433-4736
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the registrant will report the following year over year changes in its results of operation:

Net income for the year ended December 31, 2016 was approximately $3,051,000 versus approximately $2,307,000 for the year ended December 31, 2015. The increase in net income was due principally to an increase in operating income resulting from increased lending activity.

Total revenue for the year ended December 31, 2016 was approximately $4,133,000 compared to approximately $2,787,000 for the year ended December 31, 2015, an increase of approximately $1,346,000, or 48%. The increase in revenue represents an increase in lending operations.

Total operating costs and expenses for the year ended December 31, 2016 were approximately $1,083,000 compared to approximately $480,000 for the year ended December 31, 2015, an increase of approximately $603,000, or 126%. The increase in operating costs and expenses is primarily attributable to an increase in interest expense and amortization of deferred financing cost of approximately $283,000, an increase in manager compensation of approximately $140,000 and an increase in professional fees of approximately $84,000.

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 Sachem Capital Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017	By:	/s/ John C. Villano
	Name:	John C. Villano
	Title:	Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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